                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                   May 9, 2006



BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper

         RE:      UWINK, INC.
                  ITEM 4.02 FORM 8-K
                  FILED MAY 2, 2006
                  FILE NO. 0-29873


Dear Ms. Cooper:

         On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated May 3, 2006.

         The Commission issued a comment letter dated May 3, 2006 based upon the Commission's review of the Company's Current Report on Form 8-K Statement filed on May 2, 2005. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.


FORM 8-K ITEM 4.02 DATED MARCH 7, 2006
--------------------------------------

1. In Item 2.02, you state the previously issued financial statements for the first three quarters of 2005 should not be relied upon due to errors in those financial statements. However, in Item 4.02(A) you only discuss the restatements related to the year ending December 31, 2004. Revise Item 4.02(A) to provide a brief description of the facts underlying the reason for the non-reliance on the financial statements included in the related 2005 Forms 10-QSB. Also, identify any financial statements included in the 2004 Forms 10-QSB that should no longer be relied upon.

Ms. Babette Cooper
Securities and Exchange Commission
May 9, 2006
Page 2


         RESPONSE: As set forth in the draft 8-K/A attached as Exhibit A, we have revised our disclosure in Item 4.02(A) to provide a brief description of the facts underlying the reason for the non-reliance on the financial statements included in the related 2005 Forms 10-QSB and have identified any financial statements included in the 2004 Forms 10-QSB that should no longer be relied upon.

2. Tell us when you intend to file the restated Forms 10-QSB for the first three quarters of 2005 and 2004.

         RESPONSE: Per our discussion with Babette Cooper and Terence O'Brien, we intend to file the restated Forms 10-QSB for the first three quarters of 2005 and 2004 as, and to the extent, the Commission deems necessary after reviewing our responses to the Commission's comment letter dated October 20, 2004.

3. We note your discussion of the restatements to the December 31, 2004 financial statements and the three column financial statements showing a column for the adjustments. It appears that various amounts reported in the "Increase (Decrease)" column of the table do not agree with the adjustments discussed in the test of the document. For example, you state that accounts receivable was reduced by $350,200 in the text. However, the table shows an adjustment to accounts receivable of $377,741. Provide us with a legend that explains the reasons for each adjustment in the "Increase (Decrease)" column of the balance sheet and statement of operations and reconcile these amounts to the adjustments discussed in the text of the document.

         RESPONSE: We have included as Exhibit B, excel spreadsheets that reconcile and explain the reasons for each adjustment in the "Increase (Decrease)" column of the balance sheet and statement of operations. We have also revised our disclosure in the Form 8-K/A attached as Exhibit A to explain why the material adjustments were made.

4. Please explain the cause of the errors and the reasons for the restatements. For example, you state that $200,200 was incorrectly recorded as revenue and an expense of $474,215 should be recorded with respect to warrants issued for services. However, you do not state the underlying reasons for the restatements.

         RESPONSE: We have revised our disclosure to explain the cause of the material errors and the reasons for the restatements in the Form 8-K/A attached as Exhibit A.

5. You state you reclassified the cash effect of Deposits - Sega Gameworks to cash flow from financing activities from cash flow from operating activities. However, on the statement of cash flows provided, this amount appears to be reclassified to cash flow from investing activities. Please revise as needed and explain the reason for the reclassification.

Ms. Babette Cooper
Securities and Exchange Commission
May 9, 2006
Page 3


         RESPONSE: We have revised the disclosure in the Form 8-K/A attached as Exhibit A to explain the reason for the reclassification to cash flow from investing activities.

6. Revise to prominently and boldly disclose that the financial statements presented do not reflect all accounts contained in your financial statements as you have only presented the accounts that were affected by restatements.

         RESPONSE: We have revised the disclosure in the Form 8-K/A attached as Exhibit A to prominently and boldly disclose that the financial statements presented do not reflect all accounts contained in our financial statements and only represent the accounts that were affected by restatements.

7. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB as of December 31, 2004 and Forms 10-QSB for the interim periods. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatements, describe the basis for the officers' conclusions.

         RESPONSE: Our certifying officers have considered the effect of the error on the adequacy of our disclosure controls and procedures as of the end of the period covered by our Form 10-KSB as of December 31, 2004 and Forms 10-QSB for the interim periods and found that certain of the Company's disclosure controls and procedures were not effective as evidenced by the restatement and certain failures listed under Item 8A in the Company's recently filed Form 10-KSB for the fiscal year ending December 31, 2005.



                                     * * * *

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                     Very truly yours,


                                                     By:  /s/ Peter Hogan
                                                          ---------------------
                                                          Peter Hogan


cc: Peter Wilkniss

Exhibit A


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 8-K/A

                                 CURRENT REPORT
     Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 7, 2006

                                   UWINK, INC.
                                   -----------
               (Exact name of Registrant as specified in charter)


Utah                          000-29217                   87-0412110
----                          ---------                   ----------
(State or other jurisdiction  (Commission File Number)    (IRS Employer
of incorporation)                                         Identification Number)

                              12536 BEATRICE STREET
                          LOS ANGELES, CALIFORNIA 90066
                          -----------------------------
                    (Address of principal executive offices)

Registrant's telephone number, including area code: 310-827-6900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2 below).

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(e)-4(c))

ITEM 2.02.        RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

                  On March 7, 2006, uWink, Inc.'s (the "Registrant") Chief Executive Officer concluded that the Registrant's previously issued financial statements for the fiscal year ended December 31, 2004 and the first three quarters of 2004 and 2005 should not be relied upon because of errors in those financial statements. For further information, please see Item 4.02(a) below.

ITEM 4.02(a).     NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS.

                  On March 7, 2006, the Registrant's Chief Executive Officer concluded that its previously issued financial statements for the fiscal year ended December 31, 2004 and the first three quarters of 2004 and 2005 should not be relied upon because of errors in those financial statements.

                  Subsequent to the issuance of the Registrant's financial statements as of and for the year ended December 31, 2004, as reported in the Registrant's Form 10-KSB filed on March 31, 2005, the Registrant engaged in a comprehensive re-audit of its financial condition and results of operations as of and for the year ending December 31, 2004.

                  Pursuant to this re-audit, the Registrant discovered a number of errors in its 2004 financial statements, as originally filed. As a result, the Registrant restated its 2004 financial statements and presented the restated 2004 financial statements in the Form 10-KSB for the 2005 fiscal year filed by the Registrant on April 17, 2006.

                   The financial statements in the Registrant's quarterly reports on Forms 10-QSB for 2004 reflect the erroneous accounting discovered during the re-audit and therefore should no longer be relied upon. In addition, the financial statements in the Registrant's quarterly reports on Forms 10-QSB for 2005 should no longer be relied upon because the restatement of the 2004 financial statements necessitated adjustments to the Registrant's 2005 financial statements. The financial statements for the fiscal year ended December 31, 2005 presented in the Registrant's Form 10-KSB for 2005 filed on April 17, 2006 fully reflect the effect of the adjustments required to the 2005 financial statements as a result of the restatement of the 2004 financial statements.

                  The material errors discovered by the Registrant during the re-audit of its 2004 financial statements are set forth below.

                  In respect of its revenue for the fiscal year ended December 31, 2004, the Registrant determined that $200,200 was incorrectly recorded as revenue. This $200,200 related to the potential licensing of Bear Shop technology to Bell-Fruit Games of the United Kingdom. The revenue was booked prematurely prior to the entry into definitive documentation relating to the transaction. The transaction was subsequently finalized in early 2005 as a licensing transaction with a $24,980 advance against royalty payments based on future sales. The $24,980 payment received in 2005 was booked as an advance from customers on the December 31, 2005 balance sheet. In addition, the Registrant, in consultation with its external auditors, determined that, given the software problems associated with the original Microsoft Windows version of the Bear Shop machines sold in 2004, a $150,000 provision for sales returns should have been recorded at December 31, 2004. The Registrant also discovered that $62,249 of Snap! and Bear Shop machines shipped to distributors on consignment was incorrectly recorded as revenue and should have been recorded as consignment inventory. The Registrant also determined to reduce revenue by an additional $10,114 to properly record customer credits in 2004 rather than 2005. As a result, the Registrant is restating its 2004 financial statements to reverse the amounts incorrectly booked as revenue and to record the provision for sales returns. The effect of this restatement is to reduce revenue by $422,563 and cost of goods sold by $44,845 (including approximately $6,000 of vendor credits recorded in 2004 rather than 2005); and to increase inventory by $39,223. These adjustments, combined with a reduction in the bad debt reserve of $44,848 resulting from the lower, restated level of accounts receivable, also resulted in a reduction in accounts receivable of $377,741.

                  The Registrant also determined that the market price used to value shares of its common stock issued for certain services in 2004 was incorrect and that, as a result, the expense relating to such services was undervalued by $90,000. In addition, the Registrant, in consultation with its external auditors, determined that 150,000 warrants to purchase common stock issued to a public relations firm in 2004 were issued for services rather than in connection with a financing and that, as a result, a financial consulting expense of $474,216 based on the Black Scholes value of those warrants should be recorded. In addition, the Registrant determined that the calculation of 2004 nominal stock option expense was incorrect and, in consultation with its external auditors, determined that nominal stock option expense was more properly classified as an administrative expense under selling, general and administrative expenses rather than other expense. As a result, the Registrant is restating its 2004 financial statements to record the additional expense and to restate and reclassify nominal stock option expense as selling, general and administrative expenses. The effect of this restatement, together with certain additional adjustments to selling, general and administrative expenses and other income (expense), is to increase selling, general and administrative expenses by $805,030 and increase other income (expense) by $186,406.

                  Furthermore, the Registrant determined that there was insufficient documentation to support recording a gain on the settlement of debt in respect of certain of its accounts payable in 2004. As a result, the Registrant determined to restate gain on settlement of debt income for 2004. The effect of this restatement is to reduce gain on settlement of debt income by $38,961.

                  The Registrant also determined that the beneficial conversion feature on $225,003 of convertible notes issued in November and December 2004 was overstated by $182,144 as a result of an incorrect conversion price being used in the beneficial conversion feature calculation and that a $50,000 convertible note issued to a director of the Registrant was a related party transaction and, therefore, should be reclassified from convertible notes to due to related parties. As a result, the Registrant determined to restate convertibles notes and due to related parties on the balance sheet as of December 31, 2004 and to restate debt discount amortization expense for 2004. The effect of this restatement is to increase convertible notes by $119,348; increase due to related parties by $50,000; and reduce debt discount expense by $12,797.

                  The Registrant also determined that the weighted average common shares outstanding calculation for 2004 was incorrect. As a result, the Registrant restated the weighted average common shares outstanding for 2004. The effect of this restatement is to reduce the weighted average common shares outstanding for 2004 by 1,662,706.

                  Finally, the Registrant, in consultation with its external auditors, determined that the cash invested in a deposit relating to the Registrant's pursuit of the assets of Sega Gameworks out of bankruptcy was more properly classified as an investing activity rather than an operating activity. As a result, the Registrant determined to reclassify the cash effect of Deposits
- Sega Gameworks to cash flow from investing activities from cash flow from operating activities. As a result, cash flow from operating activities was increased by $615,000 and cash flow from investing activities was reduced by $615,000 on the restated 2004 statement of cash flows.

                  The following presents the effect on the Registrant's previously issued financial statements for the year ended December 31, 2004. THE TABLES SET FORTH BELOW ONLY PRESENT THOSE ACCOUNTS THAT WERE AFFECTED BY THE RESTATEMENT. FOR A FULL COMPARISON OF THE 2004 FINANCIAL STATEMENTS AS ORIGINALLY FILED AND AS RESTATED, PLEASE REFER TO THE REGISTRANT'S ANNUAL REPORT ON FORM 10-KSB FOR THE 2005 FISCAL YEAR FILED ON APRIL 17, 2006.


Balance Sheet as at December 31, 2004:

                                                                             PREVIOUSLY        INCREASE
                                                                             REPORTED         (DECREASE)       RESTATED
     Cash and cash equivalents                                             $      58,307           (965)         57,342
     Account receivable,
     net of allowance for doubtful accounts of $140,630 and $95,782              659,751       (377,741)        282,010
     Inventory, net of obsolescence reserve of $370,400 and $370,400             480,447         39,223         519,670
     Prepaid expenses and other current assets                                    72,890        (22,500)         50,391
                                                                            --------------------------------------------
TOTAL CURRENT ASSETS                                                           2,239,588       (361,982)      1,877,606
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED
     DEPRECIATION OF $400,478 AND $400,478, RESPECTIVELY                         151,450           (494)        150,956
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET OF
     ACCUMULATED AMORTIZATION OF $830,617 AND $826,370, RESPECTIVELY.            225,289        (24,092)        201,197
                                                                            --------------------------------------------
TOTAL ASSETS                                                               $   2,616,327       (386,568)      2,229,759
                                                                            ============================================

CURRENT LIABILITIES
     Accounts payable                                                      $     821,996          2,621         824,617
     Accrued expenses                                                            128,477          7,130         135,608
     Due to related parties                                                      417,139         50,000         467,139
     Convertible note payable, net of discounts of $206,253 and $36,905          168,750        119,348         288,098

                                                                            --------------------------------------------
TOTAL CURRENT LIABILITIES                                                      2,331,781        179,102       2,510,882
                                                                            --------------------------------------------

STOCKHOLDERS' DEFICIT
     Common stock                                                                 10,736           (120)         10,616
     Additional paid-in capital                                               20,814,442        249,883      21,064,324
     Accumulated deficit                                                     (20,540,633)      (992,360)    (21,532,993)
     Shares to be Issued                                                               -        176,930         176,930
                                                                            --------------------------------------------
TOTAL STOCKHOLDERS' DEFICIT                                                      284,545       (565,668)       (281,123)
                                                                            --------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                $   2,616,327       (386,568)      2,229,759
                                                                            ============================================



Statement of operations for the year ended December 31, 2004:


                                                          PREVIOUSLY         INCREASE
                                                          REPORTED          (DECREASE)        RESTATED

NET SALES                                               $   1,819,978        (422,563)       1,397,415
COST OF SALES                                               1,179,576         (44,845)       1,134,731
                                                         ----------------------------------------------
GROSS PROFIT                                                  640,402        (377,718)         262,684
                                                         ----------------------------------------------
OPERATING EXPENSES
      Selling, general and administrative expenses          4,027,205         805,030        4,832,235
      Research and development                                355,315          (3,984)         351,332
                                                         ----------------------------------------------
TOTAL OPERATING EXPENSES                                    4,382,520         801,047        5,183,567
                                                         ----------------------------------------------
LOSS FROM OPERATIONS                                       (3,742,118)     (1,178,766)      (4,920,883)
                                                         ----------------------------------------------
OTHER INCOME (EXPENSE)
      Debt discount expense                                  (157,469)         12,797         (144,672)
      Nominal Stock Option Expense                           (221,236)        221,236                -
      Gain on settlement of debt                              397,256         (38,961)         358,295
      Interest expense                                        (65,226)         (8,666)         (73,892)
                                                         ----------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                                  (24,082)        186,406          162,324
                                                         ----------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES                     (3,766,200)       (992,399)      (4,758,599)
NET LOSS                                                $  (3,769,322)       (992,360)      (4,761,682)
NET LOSS PER COMMON SHARE - BASIC AND DILUTED           $       (0.35)          (0.17)           (0.52)
                                                         ==============================================

WEIGHTED AVERAGE COMMON SHARES
      OUTSTANDING - BASIC                                  10,737,051      (1,662,706)       9,074,345



Statement of cash flows for the year ended December 31, 2004:


                                                                                        PREVIOUSLY        INCREASE
                                                                                         REPORTED        (DECREASE)     RESTATED

CASH FLOW FROM OPERATING ACTIVITIES:
    Net loss                                                                            $(3,769,322)      (992,360)   $(4,761,682)
    Adjustment to reconcile net loss to net cash used in operating activities:
        Amortization of debt discount on convertible note payable                           157,469         10,389        167,858
        Amortization of options issued below market price                                   129,066         44,599        173,665
        Depreciation and amortization expense                                               168,414         (4,247)       164,167
        Bad debt allowance                                                                  140,630        (44,848)        95,782
        Issuance of warrants for services                                                         -        474,216        474,216
        Issuance of common stock for payroll and exercise of options                              -        144,975        144,975
        Issuance of common stock for services                                               456,963         56,150        513,113
        Inventory obsolescence reserve                                                      319,149          1,250        320,400
    Changes in operating assets and liabilities:
      Accounts receivable net of provision for sales returns of $150,000 as restated       (668,961)       423,326       (245,635)
      Inventory                                                                            (301,311)      (359,623)      (660,934)
      Deposits-Sega Gameworks                                                              (615,000)       615,000              -
      Deposits                                                                              (23,403)        22,500           (903)
      Prepaid expenses and other current assets                                             (27,270)          (686)       (27,956)
      Accounts payable                                                                      147,726        (95,476)        52,250
      Accrued expenses                                                                      (61,673)       128,666         66,993
      Advances from Customers                                                               (59,722)       125,000         65,278

                                                                                        -----------                   -----------
Net cash used in operating activities                                                    (4,512,706)                   (3,963,874)
                                                                                        -----------                   -----------

CASH FLOW FROM INVESTING ACTIVITIES:
    Payment for property and equipment                                                      (88,750)           494        (88,256)
    Payment for capitalized product development costs                                      (275,294)        28,339       (246,955)
    Deposits - Sega Gameworks                                                                     -       (615,000)      (615,000)

                                                                                        -----------                   -----------
Net cash used in investing activities                                                      (364,044)      (586,167)      (950,211)
                                                                                        -----------                   -----------

CASH FLOW FROM FINANCING ACTIVITIES:
    Proceeds from debt, net of conversion into common stock                               1,069,574       (279,574)       790,000
    Proceeds from advances from related parties                                             132,000        277,727        409,727
    Proceeds from issuance of common stock                                                2,977,672         20,498      2,998,170
    Payment of offering costs                                                              (400,360)        17,718       (382,642)

                                                                                        -----------                   -----------
Net cash provided by financing activities                                                 3,778,886         36,369      3,815,255
                                                                                        -----------                   -----------

NET DECREASE IN CASH AND CASH EQUIVALENT                                                 (1,097,863)          (967)    (1,098,830)


CASH AND CASH EQUIVALENTS, END OF PERIOD                                                $    58,307           (965)   $    57,342
                                                                                        ===========                   ===========

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES

    Issuance of common stock for services                                               $   481,963         31,150    $   513,113
                                                                                        ===========                   ===========

     The net effect of the restatement is an increase of $1,178,766 in loss from continuing operations, and an increase of $992,360 in net loss for the fiscal year ended December 31, 2004. As a result, basic and diluted loss per share increased by $0.19 per share for loss from continuing operations, and by $0.17 per share for net loss for the fiscal year ended December 31, 2004.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UWINK, INC.


/s/ Peter Wilkniss
---------------------------------------
Peter Wilkniss, Chief Financial Officer
Dated:  May 9, 2006

Exhibit B


         UWINK, INC. AND SUBSIDIARY
         CONSOLIDATED BALANCE SHEETS


                                                  PREVIOUSLY    INCREASE                       Explanation for Change
                                                  REPORTED      (DECREASE)  RESTATED



     Cash and cash equivalents                   $     58,307        (965)      57,342       miscellaneous post period adjustment
     Account receivable,
     net of allowance for doubtful
       accounts of $140,630 and $95,782               659,751    (377,741)     282,010       see separate sheet
     Inventory, net of obsolescence
       reserve of $370,400 and $370,400               480,447      39,223      519,670       reversal of consignment inventory
                                                                                               incorrectly booked as revenue
     Prepaid expenses and other current assets         72,890     (22,500)      50,391       write off Advances on Commisson to
                                                                                               expense in 2004 rather than 2005
                                                 -------------------------------------
TOTAL CURRENT ASSETS                                2,239,588    (361,982)   1,877,606
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED
     DEPRECIATION OF $400,478 AND
     $400,478, RESPECTIVELY                           151,450        (494)     150,956       miscellaneous post period adjustment
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET
     OF ACCUMULATED AMORTIZATION OF $830,617
     AND $826,370, RESPECTIVELY                       225,289     (24,092)     201,197       see separate sheet
                                                 -------------------------------------
TOTAL ASSETS                                     $  2,616,327    (386,568)   2,229,759
                                                 =====================================

CURRENT LIABILITIES
     Accounts payable                            $    821,996       2,621      824,617       see separate sheet
     Accrued expenses                                 128,477       7,130      135,608       see separate sheet
     Due to related parties                           417,139      50,000      467,139       reclass convertible note payable to
                                                                                               director to due to related parties
     Convertible note payable, net of discounts
       of $206,253 and $36,905                        168,750     119,348      288,098       see separate sheet

                                                 -------------------------------------
TOTAL CURRENT LIABILITIES                           2,331,781     179,102    2,510,882
                                                 -------------------------------------

STOCKHOLDERS' DEFICIT
     Common stock                                      10,736        (120)      10,616       see separate sheet
     Additional paid-in capital                    20,814,442     249,883   21,064,324       see separate sheet
     Accumulated deficit                          (20,540,633)   (992,360) (21,532,993)
     Shares to be Issued                                   --     176,930      176,930       see separate sheet
                                                 -------------------------------------
TOTAL STOCKHOLDERS' DEFICIT                           284,545    (565,668)    (281,123)
                                                 -------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT      $  2,616,327    (386,568)   2,229,759
                                                 =====================================






   UWINK, INC. AND SUBSIDIARY
     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                            Explanation for Change
                                            PREVIOUSLY       INCREASE
                                            REPORTED         (DECREASE)    RESTATED



NET SALES                                   $  1,819,978       (422,563)     1,397,415      see separate sheet
COST OF SALES                                  1,179,576        (44,845)     1,134,731      see separate sheet
                                            ------------------------------------------
GROSS PROFIT                                     640,402       (377,718)       262,684
                                            ------------------------------------------
OPERATING EXPENSES
      Selling, general and
        administrative expenses                4,027,205        805,030      4,832,235      see separate sheet
      Research and development                   355,315         (3,984)       351,332      see separate sheet
                                            ------------------------------------------
TOTAL OPERATING EXPENSES                       4,382,520        801,047      5,183,567
                                            ------------------------------------------
LOSS FROM OPERATIONS                          (3,742,118)    (1,178,766)    (4,920,883)
                                            ------------------------------------------
OTHER INCOME (EXPENSE)
      Debt discount expense                     (157,469)        12,797       (144,672)     reduction in amortization due to smaller
                                                                                              debt discount on convertible notes
                                                                                              issued at the end of 2004
      Nominal Stock Option Expense              (221,236)       221,236             --      see separate sheet
      Gain on settlement of debt                 397,256        (38,961)       358,295      insufficient documentation to support
                                                                                              recognition of debt settlement
      Interest expense                           (65,226)        (8,666)       (73,892)     recalculation per terms of debt
                                                                                              instruments
                                            ------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                     (24,082)       186,406        162,324
                                            ------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES        (3,766,200)      (992,399)    (4,758,599)
NET LOSS                                    $ (3,769,322)      (992,360)    (4,761,682)
NET LOSS PER COMMON SHARE -
  BASIC AND DILUTED                         $      (0.35)         (0.17)         (0.52)
                                            ==========================================

WEIGHTED AVERAGE COMMON SHARES
      OUTSTANDING - BASIC                     10,737,051     (1,662,706)     9,074,345      incorrect calculation





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Previously reported Accounts Receivable                                        $659,751

Reverse incorrectly booked revenue relating to Bell Fruit license             ($200,200)
Book Provision for Sales Returns                                              ($150,000)
Reverse Consignment Inventory incorrectly booked as revenue                    ($62,249)
Reduce Bad Debt Allowance to reflect lower level of AR                          $44,848
Miscellaneous post period adjustments relating to customer credit memos        ($10,140)

Restated AR                                                                    $282,010

Previously Reported Capitalized Software Development Costs                     $225,289


Book vendor credits in 2004 rather than 2005                                   ($28,339)
Reduce amortization for reversed costs                                           $4,247

Restated Capitalized Software Development Costs                                $201,197

Previously Reported Accounts Payable                                           $821,996

Increase for reversal of gain on settlement of debt                             $38,961
Reduce for credits from vendors booked in 2004 rather than 2005                ($38,382)
Miscellaneous post period adjustment                                             $2,042

Restated Accounts Payable                                                      $824,617

Previously reported Accrued Expenses                                           $128,477

Increase in Accrued Interest due to recalculation of interest exp                $8,666
Miscellaneous post period adjustment                                            ($1,535)

Restated Accrued Expenses                                                      $135,608

Previously reported Convertible Notes                                          $168,750

Reduce Debt Discount based on corrected calculation                            $182,145
Reduce Debt Discount amort based on revised discount                           ($12,797)
Reclass convertible note payable to director to due to related parties         ($50,000)

Restated Convertible Notes                                                     $288,098

Previously reported Common Stock                                                $10,736

Reduce to reflect Shares to be Issued                                             ($120)

Restated Common Stock                                                           $10,616



Previously Reported Additional Paid in Capital                              $20,814,442

record shares to be issued                                                    ($176,808)
record correct value of shares issued for services                              $90,000
record correction to Nominal Stock Option Expense                               $44,599
reverse incorrect convertible note debt discount calculation                  ($182,145)
record expense for warrants issued for services                                $474,216
Miscellaneous adjustment                                                            $21


Restated APIC                                                               $21,064,324



Previously Reported Accumulated Deficit                                    ($20,540,633)

Increase in Net Loss                                                          ($992,360)

Restated Accumulated Deficit                                               ($21,532,993)

Previously Reported Revenue                                                  $1,819,978

Reverse incorrect booking of revenue related to Bell Fruit License            ($200,200)
Reverse Consignment Inventory Incorrectly booked as revenue                    ($62,249)
Book Provision for Sales Returns                                              ($150,000)
Miscellaneous Adjustments relating to customer credit memos                    ($10,114)

Restated Revenue                                                              $1,397,415

Previously Reported COGS                                                     $1,179,576

Reversal of COGS for Consignment Inventory                                     ($39,223)
Book vendor credits in 2004 originally booked in 2005                           ($6,060)
Miscellaneous post period adjustment                                               $438

Restated COGS                                                                $1,134,731

Previously Reported SG&A                                                     $4,027,205

Book expense for Warrants issued for services                                  $474,216
Revalue shares issued for services                                              $90,000
Expense Advance Against Commission in 2004 rather than 2005                     $22,500
Reclass nominal stock option exp as SG&A                                       $208,425
Reclass nominal stock option expense to financial consulting expense            $32,400
Reclass nominal stock option expense to salary expense                          $25,010
Reduce Bad Debt Expense                                                        ($44,848)
Miscellaneous post period adjustments                                           ($2,673)

Restated SG&A                                                                $4,832,235

Previously Reported R&D                                                        $355,315

Book vendor credit in 2004 rather than 2005                                     ($1,908)
Book vendor credit in 2004 rather than 2005                                     ($2,075)

Restated                                                                       $351,332

Previously reported nominal stock option expense                               $221,236

Record correct calculation of NSOE                                              $44,599
Reclass NSOE to financial consulting expense                                   ($32,400)
Reclass NSOE to salary expense                                                 ($25,010)

Restated NSOE*                                                                 $208,425



*Recorded as an adminstrative expense under SG&A
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